September 23, 2019

Via EDGAR
Amanda Kim
United States Securities & Exchange Commission
Washington, DC 20549

Re: Ebix Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2019
File No. 000-15946

Ebix, Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 12, 2019, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working diligently with management and its advisors to address the Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before October 10, 2019. The Company appreciates the Staff’s willingness to allow for the additional time.

Regards,

/s/Sean Donaghy
Sean Donaghy
Chief Financial Officer
Ebix Inc.

cc: Robin Raina